UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Form F-3 (File No. 333-266888) and Forms S-8 (File Nos. 333-258412 and 333-262539).

GAMBLING.COM GROUP LIMITED
Condensed Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	NOTE	2022	2021	2022	2021

Revenue	16	19,649	10,123	55,158	32,032
Cost of sales		(605)	—	(2,330)	—
Gross profit		19,044	10,123	52,828	32,032
Sales and marketing expenses	17	(8,523)	(3,587)	(24,339)	(9,435)
Technology expenses	17	(1,694)	(1,123)	(4,556)	(2,757)
General and administrative expenses	17	(4,686)	(2,978)	(14,318)	(9,137)
Movements in credit losses allowance and write-offs	3	(299)	(34)	(898)	66
Fair value movement on contingent consideration	4	(3,686)	—	(6,535)	—
Operating profit		156	2,401	2,182	10,769
Finance income	18	3,093	884	7,412	1,436
Finance expense	18	(648)	(591)	(1,955)	(1,352)
Income before tax		2,601	2,694	7,639	10,853
Income tax (charge) credit	20	(340)	1,981	(840)	733
Net income for the period attributable to the shareholders		2,261	4,675	6,799	11,586
Other comprehensive (loss) income
Exchange differences on translating foreign currencies		(5,961)	(1,785)	(13,888)	(2,987)
Total comprehensive (loss) income for the period attributable to the shareholders		(3,700)	2,890	(7,089)	8,599
Net income per share attributable to shareholders, basic	19	0.06	0.14	0.19	0.39
Net income per share attributable to shareholders, diluted	19	0.06	0.13	0.18	0.34
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	SEPTEMBER 30, 2022 (unaudited)	DECEMBER 31, 2021
ASSETS
Non-current assets
Property and equipment	5	647	569
Right-of-use assets	6	1,725	1,465
Intangible assets	7	78,595	25,419
Deferred compensation cost		38	—
Deferred tax asset	15	5,562	7,028
Total non-current assets		86,567	34,481
Current assets
Trade and other receivables	8	11,296	5,497
Cash and cash equivalents		35,092	51,047
Total current assets		46,388	56,544
Total assets		132,955	91,025
EQUITY AND LIABILITIES
Equity
Share capital	9	—	—
Capital reserve	10	63,711	55,953
Share options and warrants reserve	11	3,691	2,442
Foreign exchange translation reserve		(16,170)	(2,282)
Retained earnings		30,807	23,796
Total equity		82,039	79,909
Non-current liabilities
Deferred consideration	4	4,719	—
Contingent consideration	4	6,662	—
Lease liability	6	1,394	1,286
Deferred tax liability	15	3,367	—
Total non-current liabilities		16,142	1,286
Current liabilities
Trade and other payables	14	7,337	3,291
Deferred consideration	4	2,779	—
Contingent consideration	4	17,312	—
Other liability	4	145	—
Borrowings and accrued interest	13	5,993	5,944
Lease liability	6	555	393
Income tax payable		653	202
Total current liabilities		34,774	9,830
Total liabilities		50,916	11,116
Total equity and liabilities		132,955	91,025
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS	TOTAL
Balance at January 1, 2022		—	55,953	2,442	(2,282)	23,796	79,909
Transactions with owners
Issue of share capital	9,10	—	7,619	—	—	—	7,619
Share option charge	10,11	—	—	2,400	—	—	2,400
Exercise of warrants	10,11	—	139	(139)	—	—	—
Repurchase of warrant	11	—	—	(1,012)	—	212	(800)
		—	7,758	1,249	—	212	9,219
Comprehensive (loss)
Net income		—	—	—	—	6,799	6,799
Exchange differences on translating foreign currencies		—	—	—	(13,888)	—	(13,888)
Balance at September 30, 2022		—	63,711	3,691	(16,170)	30,807	82,039
Balance at January 1, 2021		64	19,979	296	2,530	11,343	34,212
Transactions with owners
Issue of share capital, net of issuance costs	9,10	—	35,852	—	—	—	35,852
Transfer between reserves upon IPO	9,10	(64)	64	—	—	—	—
Share option charge	11	—	—	1,466	—	—	1,466
Modification of warrant	11	—	—	146	—	—	146
		(64)	35,916	1,612	—	—	37,464
Comprehensive income
Net income		—	—	—	—	11,586	11,586
Exchange differences on translating foreign currencies		—	—	—	(2,987)	—	(2,987)
Balance at September 30, 2021		—	55,895	1,908	(457)	22,929	80,275
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Nine Months Ended September 30,
	NOTE	2022	2021
		(unaudited)
Cash flow from operating activities
Income before tax		7,639	10,853
Finance income, net	18	(5,457)	(84)
Adjustments for non-cash items:
Depreciation and amortization	17	5,558	1,801
Movements in credit loss allowance and write-offs	3	898	21
Fair value movement on contingent consideration	4	6,535	—
Share option charge	12	2,400	1,466
Cash flows from operating activities before changes in working capital		17,573	14,057
Changes in working capital
Trade and other receivables		(4,931)	(741)
Trade and other payables		1,541	807
Warrants repurchased	11	(800)	—
Income tax paid		(816)	(1,264)
Cash flows generated by operating activities		12,567	12,859
Cash flows from investing activities
Acquisition of property and equipment	5	(350)	(227)
Acquisition of intangible assets	7	(3,134)	(2,359)
Acquisition of subsidiaries, net of cash acquired	4	(23,411)	—
Cash flows used in investing activities		(26,895)	(2,586)
Cash flows from financing activities
Issue of ordinary shares		—	41,922
Equity issue costs		—	(6,070)
Interest paid	13	(359)	(364)
Principal paid on lease liability	6	(240)	(159)
Interest paid on lease liability	6	(142)	(143)
Cash flows (used in) generated by financing activities		(741)	35,186
Net movement in cash and cash equivalents		(15,069)	45,459
Cash and cash equivalents at the beginning of the period		51,047	8,225
Net foreign exchange differences on cash and cash equivalents		(886)	(524)
Cash and cash equivalents at the end of the period		35,092	53,160

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per share amounts or as otherwise indicated)
1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the “Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address and the address of our principal executive office is 22 Grenville Street, St. Helier, Jersey JE4 8PX.
We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, RotoWire.com, and BonusFinder.com.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the 2021 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, previously filed with the United States Securities and Exchange Commission on March 25, 2022 (“2021 audited consolidated financial statements”).
3. SIGNIFICANT ACCOUNTING POLICIES
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2021 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of September 30, 2022 and its results of operations, cash flows and changes in equity for the three and nine months ended September 30, 2022 and 2021. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ended December 31, 2022 or for any future annual or interim period.
The interim condensed consolidated financial statements have been prepared on a historical cost basis except for contingent consideration balances which are at fair value and classified as Level 3 financial instruments. Valuation methodology and main inputs are disclosed in Note 4.
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2021 audited consolidated financial statements. Estimates and judgements used in business combination accounting are described in Note 4 while estimates and judgements used in deferred tax accounting are disclosed in Note 15.
NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2022
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2022, and determined they had limited or no impact on the Group’s financial statements:
•    Amendments to IFRS 3, Business Combinations
•    Amendments to IAS 16, Property, plant and equipment - Proceeds before intended use
•    Amendments to IAS 37, Onerous Contracts - Cost of Fulfilling a Contract

•    Annual improvements to IFRS Standards 2018-2020.
STANDARDS ISSUED BUT NOT YET EFFECTIVE
There are a number of standards and interpretations which have been issued but will not be effective until periods beginning after December 31, 2022. These amendments have not been early adopted for these interim condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from Euros (or "EUR) into United States dollars (or "USD"):

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD(1)	LOW(1)	HIGH(1)
Nine Months Ended September 30,	(EUR per USD)
2022	1.02	0.94	0.88	0.87	1.05
2021	0.86	0.84	0.81	0.81	0.86
(1)    Exchange rates are as per European Central Bank.
(2)    The average is based on published rates refreshed daily by the European Central Bank.
SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified together as the Chief Executive Officer (“CEO”), the Chief Operating Officer ("COO"), and the Chief Financial Officer ("CFO"). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
CREDIT RISK MANAGEMENT
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As At September 30, 2022	As At December 31, 2021
Trade and other receivables (excluding prepayments and deferred compensation cost)	9,969	4,253
Cash and cash equivalents	35,092	51,047
	45,061	55,300
For the three months ended September 30, 2022 and 2021, revenues generated from one customer amounted to 11% and 11% of the Group's total sales, respectively. For the nine months ended September 30, 2022 and 2021, revenues generated from one customer amounted to 9% and 15% of the Group’s total sales, respectively.
The Group has the following financial assets that are subject to the expected credit loss ("ECL") model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as Gross Domestic Product growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As At September 30, 2022	As At December 31, 2021
Between one and two months	546	159
Between two and three months	138	15
More than three months	224	7
	908	181
The activity in the credit loss allowance was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Balance at the beginning of the period	687	216	142	352
Increase (decrease) in credit losses allowance	299	28	898	(92)
Write offs	—	—	—	—
Translation effect	(39)	(8)	(93)	(24)
Balance at the end of the period	947	236	947	236
The Group recognized a specific provision of $106 on trade receivables during the nine months ended September 30, 2022 (September 30, 2021: Nil).
For the three months ended September 30, 2022 and 2021, the Company wrote off total trade receivable balances of $Nil and $6, respectively, not previously provided as a part of the credit loss allowance. For the nine months ended September 30, 2022 and 2021, the Company wrote off total trade receivable balances of $Nil and $26, respectively, not previously provided as a part of the credit loss allowance.
The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from its operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The Group believes it was not exposed to significant credit risk as at the end of the current reporting period.
As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of September 30, 2022
CURRENCY RISK MANAGEMENT
The Company has exposure to foreign currency risk. Sales invoicing to customers is primarily in U.K. Pounds Sterling (or "GBP"), USD and EUR, and the majority of outgoing payments are in EUR and USD. The term loan is denominated in USD. Contingent consideration balance is denominated in EUR and deferred consideration is denominated in USD. Our cash balances are primarily in USD.
The Company's board of directors carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with the Company's main provider of banking services as and when needed. The Company does not enter into any derivative financial instruments to manage our exposure to foreign currency risk.

Transaction Exposure Sensitivity
In most cases, the Company's customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Company had exposure for the nine months ended September 30, 2022, and the year ended December 31, 2021, respectively. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This analysis assumes that each currency moves in isolation.

INCREASE/(DECREASE) IN NET INCOME BEFORE TAX (IN THOUSANDS):	USD	GBP
September 30, 2022	1,076	399
December 31, 2021	2,742	1,194
BUSINESS COMBINATIONS
When a business is acquired, the purchase price is allocated to the various components of the acquisition based upon the fair value of each component using various valuation techniques, including the market approach, income approach and/or cost approach. The accounting standard for business combinations requires identifiable assets, liabilities, noncontrolling interests and goodwill acquired to be recorded at acquisition date fair values. Transaction costs, other than those incurred for the issuance of debt or equity instruments, related to the acquisition of the business are expensed as incurred.
Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite. Amortization of these intangible assets in general are recognized on a straight-line basis over an average finite useful life primarily ranging from approximately one to 16 years or in relation to the estimated discounted cash flows over the life of the intangible asset.
The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. Goodwill is expected to have an indefinite useful life and is therefore not subject to amortization. Management reviews goodwill for impairment at least annually.
Contingent consideration is measured at fair value on the date of acquisition. Subsequent changes in fair value of the contingent consideration are recognized in profit or loss and are reflected in the statement of financial position against the contingent liability recognized.
REVENUE RECOGNITION
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees. Revenue is recognized straight-line over the term of the contract as the performance obligations are satisfied.
Following the acquisition of RotoWire (See Note 4), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to these services over a period of time. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
COST OF SALES
Cost of sales includes license fees incurred as part of agreements with media partners and data and payment processing fees related to subscription access on certain websites of the Group. Cost of sales are recognized as incurred.

4. ACQUISITIONS
RotoWire
On January 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of RotoSports, Inc. ("RotoWire"), the operator of RotoWire.com, for consideration of (i) $14,700 in cash, of which $13,500 was transferred to the selling shareholders and $1,200 was transferred to third parties to settle sellers' expenses on behalf of the selling shareholders, (ii) 451,264 unregistered ordinary shares, (iii) $2,500 due on the first anniversary of the closing date of the acquisition, and (iv) $5,300 due on the second anniversary of the closing date of the acquisition. The Company has the option, but not the obligation, to pay up to 50% of each of the deferred payments in unregistered ordinary shares.
During the nine months ended September 30, 2022, the Company's net cash outflow related to the RotoWire transaction amounted to $12,701 (net of cash acquired).
The Group incurred acquisition-related costs of $531 on legal and consulting fees. These costs were primarily expensed in 2021.
Subsequent to the acquisition, the legal entity that was acquired was merged into a then newly formed subsidiary of the Group and certain of the acquired assets and/or liabilities were transferred to other Group subsidiaries. Since the acquisition date, revenue associated with the acquired assets amounted to $5,463. The Company cannot break out expenses incurred since the acquisition date.
Under the preliminary purchase price allocation, the Company recognized goodwill of $10,776, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The goodwill is not expected to be deductible for tax purposes. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2022 as calculated by a third-party valuation firm. The Company will complete the final purchase price allocation prior to December 31, 2022.
During the three and nine months ended September 30, 2022, unwinding costs of deferred consideration payable for RotoWire amounted to $88 and $248, and resulted in total deferred consideration balance $7,498 as of September 30, 2022, out of which $4,719 was the non-current portion and $2,779 was the current portion of the deferred consideration balances, respectively. The Group expects to incur financial expenses related to unwinding of the deferred consideration until December 2023.

The table below outlines the preliminary purchase price allocation of the purchase for RotoWire to the acquired identifiable assets, liabilities assumed and goodwill:

Purchase price consideration:
Cash paid	14,700
Common shares issued, at fair value	4,600
Deferred consideration, at fair value	7,250
Total acquisition consideration	26,550
Assets acquired:
Cash and cash equivalents	1,999
Accounts receivable	760
Prepaid expenses and other current assets	292
Identifiable intangible assets	19,000
Right of use asset	617
Other assets	7
Total assets acquired	22,675
Liabilities assumed:
Accounts payable	(16)
Deferred income	(1,120)
Lease liability	(617)
Deferred tax	(4,008)
Other current liabilities	(1,140)
Total liabilities assumed	(6,901)
Total net assets	15,774
Goodwill	10,776
Total acquisition consideration	26,550
BonusFinder
On January 31, 2022, the Company acquired 100% of the issued and outstanding equity interests of NDC Media Limited ("NDC Media"), the operator of BonusFinder.com ("BonusFinder"), for consideration of (i) EUR10,000 ($11,168) in cash, (ii) 269,294 unregistered ordinary shares, (iii) an additional cash payable EUR 3,832 ($4,279) to be paid through December 2022, (iv) (iii) an earnout payment up to a maximum of EUR19,000 ($21,850) to be paid in April 2023 based on financial performance during 2022, and (iv) a second earnout payment up to a maximum of EUR28,500 ($32,800) to be paid in April 2024 based on certain financial conditions being met during 2023. The Company has the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares.
During the nine months ended September 30, 2022, the Group made a provisional payment of the adjustments for cash, working capital and indebtedness to the shareholders of BonusFinder of $4,116. As of September 30, 2022, the outstanding balance of cash payable amounted to $145.
During the nine months ended September 30, 2022, the Company's net cash outflow related to the BonusFinder transaction amounted to $10,710 (net of cash acquired and cash payable).
In connection with the acquisition of Bonusfinder, certain intangible assets that were purchased as part of the acquisition were transferred immediately post acquisition to another Group subsidiary in accordance with the Group’s intellectual property operational policy allowing the Group to access the deductability of the assets from tax perspective. The Group considered if a deferred tax liability should be recognized in relation to the transferred assets at the date of acquisition (reflecting the fact that the assets had no tax base prior to transfer) which would then have been released to the income statement immediately on the completion of the transfer; this would also have increased goodwill arising on the acquisition by the same amount. It was concluded that the transfer of assets formed an integral part of the business combination and there were no significant steps outside of the Group’s control which would affect the ability of the group to access certain tax attributes in respect of the assets, and, accordingly, no deferred tax liability (and associated goodwill) was recognised as there was no difference between the tax and accounting bases following the asset transfer.
During the nine months ended September 30, 2022, the Group incurred acquisition-related costs of $299 on legal and consulting fees and formed a part of general and administrative costs.
Since the acquisition date, revenue associated with the acquired assets amounted to $7,596. The Company cannot break out expenses incurred since the acquisition date.
Under the preliminary purchase price allocation, the Company did not recognize goodwill, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 31, 2022 as calculated by a third-party valuation firm. The Company expects to complete the final purchase price allocation prior to December 31, 2022.
The fair value of the BonusFinder contingent consideration utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 44-100%, (ii) discounts rates ranging from 8.2-8.3%, (iii) inflation rates ranging from 2.3-2.4%, and (iv) volatility ranging from 33.6-41.2% as applied to forecasted performance conditions. At the end of each reporting period, the Company will remeasure the fair value of the BonusFinder contingent consideration. During the three and nine months ended September 30, 2022, fair value movements on contingent consideration for BonusFinder amounted to $3,686 and $6,535, respectively, and resulted in total contingent consideration balance of $23,974 as of September 30, 2022, out of which $6,662 was the non-current portion and $17,312 was the current portion of the contingent consideration balances, respectively. The Group expects to incur gains or losses related to change in the fair value of the contingent consideration until December 2023.
The table below outlines the preliminary purchase price allocation of the purchase for BonusFinder to the acquired identifiable assets, liabilities assumed and goodwill:

Purchase price consideration:
Cash paid	11,168
Cash payable	4,279
Common shares issued, at fair value	2,792
Contingent consideration, at fair value	20,437
Total acquisition consideration	38,676
Assets acquired:
Cash and cash equivalents	4,574
Accounts receivable and other current assets	1,284
Identifiable intangible assets	33,475
Right of use asset	126
Other non-current assets	37
Total assets acquired	39,496
Liabilities assumed:
Accounts payable	(234)
Corporate tax payable	(460)
Lease liability	(126)
Total liabilities assumed	(820)
Total net assets	38,676
Goodwill	—
Total acquisition consideration	38,676

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount at January 1, 2022	433	136	569
Additions	350	—	350
Depreciation charge	(126)	(21)	(147)
Translation differences	(121)	(4)	(125)
At September 30, 2022	536	111	647
Cost	910	201	1,111
Accumulated depreciation	(374)	(90)	(463)
Net book amount at September 30, 2022	536	111	647
Net book amount at January 1, 2021	342	173	515
Additions	227	—	227
Depreciation charge	(107)	(17)	(124)
Other movements	(35)	—	(35)
Translation differences	(37)	(11)	(48)
At September 30, 2021	390	145	535
Cost	679	228	907
Accumulated depreciation	(289)	(83)	(372)
Net book amount at September 30, 2021	390	145	535

For the nine months ended September 30, 2022 and 2021, cash paid for the acquisition of property and equipment was $350 and $227, respectively.
The following is the reconciliation of depreciation expense for the nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Depreciation expensed to technology expenses	—	8	—	16
Depreciation expensed to general and administrative expenses	60	34	147	108
Total depreciation expense	60	42	147	124

6. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	RIGHT-OF- USE ASSETS	LEASE LIABILITIES
At January 1, 2022	1,465	1,679
Additions as a part business combinations	743	743
Amortization of right-of-use assets	(286)	—
Interest expense	—	137
Payments	—	(382)
Translation differences	(197)	(228)
At September 30, 2022	1,725	1,949
At January 1, 2021	1,799	1,975
Additions	71	71
Amortization of right-of-use assets	(231)	—
Interest expense	—	144
Payments	—	(302)
Translation differences	(75)	(118)
At September 30, 2021	1,564	1,770
For the three months ended September 30, 2022 and 2021, amortization expense of right-of-use assets was $83 and $64, respectively, and lease payments related to lease liabilities were $122 and $111, respectively.
For the nine months ended September 30, 2022 and 2021, amortization expense of right-of-use assets was $286 and $231, respectively, and lease payments related to lease liabilities were $382 and $302, respectively.
As of September 30, 2022 lease liability balances due less than one year and greater than one year amounted to $555 and $1,394, respectively (December 31, 2021: $393 and $1,286, respectively).
Lease payments not recognized as a liability
The expense relating to payments not included in the measurement of the lease liability is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Short-term leases	147	72	514	242

7. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS	CONTENT ASSETS	OTHER INTANGIBLES	TOTAL
Net book amount at January 1, 2022	23,922	—	—	—	1,497	25,419
Additions	1,052	—	—	—	1,493	2,545
Business combinations (Note 4)	42,599	10,776	6,314	3,562	—	63,251
Amortization charge	(1,244)	—	(847)	(2,743)	(291)	(5,125)
Translation differences	(7,172)	—	(46)	(19)	(259)	(7,495)
Net book amount at September 30, 2022	59,157	10,776	5,421	800	2,440	78,595
Cost	65,199	10,776	7,088	3,509	2,888	89,460
Accumulated amortization	(6,042)	—	(1,667)	(2,709)	(447)	(10,865)
Net book amount at September 30, 2022	59,157	10,776	5,421	800	2,441	78,595
Net book amount at January 1, 2021	23,543	—	—	—	17	23,560
Additions	1,089	—	—	—	1,270	2,359
Amortization charge	(1,378)	—	—	—	(68)	(1,446)
Translation differences and other	(1,325)	—	—	—	(75)	(1,400)
Net book amount at September 30, 2021	21,929	—	—	—	1,144	23,073
Cost	27,270	—	1,040	—	1,230	29,540
Accumulated amortization	(5,341)	—	(1,040)	—	(86)	(6,467)
Net book amount at September 30, 2021	21,929	—	—	—	1,144	23,073
Amortization expense of intangible assets for the three months ended September 30, 2022 and 2021 was $1,637 and $479, respectively. Amortization expense of intangible assets for the nine months ended September 30, 2022 and 2021 was $5,125 and $1,446, respectively.
For the nine months ended September 30, 2022 and 2021, cash paid for the acquisition of intangible assets and capitalized software developments was $3,134 and $2,359, respectively.
As of September 30, 2022, the net book value of assets with finite useful lives was $8,662 of which $5,421 related to customers' contracts, $800 related to content assets and $2,441 related to other intangibles, and the net book value of assets with indefinite useful lives was $59,157 related to domain names and related websites.

8. TRADE AND OTHER RECEIVABLES

	As At September 30,	As At December 31,
	2022	2021
Current
Trade receivables, net	9,342	4,003
Other receivables	424	129
Deposits	203	121
Deferred compensation cost	114	—
Prepayments	1,213	1,244
	11,296	5,497

	As At September 30,	As At December 31,
	2022	2021
Trade receivables, gross	10,289	4,145
Credit loss allowance	(947)	(142)
Trade receivables, net	9,342	4,003
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 3.
9. SHARE CAPITAL
At September 30, 2022, total authorized shares of the Company were unlimited. Shares have no par value.

	SHARES	USD
Issued and fully paid ordinary shares
As at January 1, 2022	33,806,422	—
Shares issued	2,660,877	—
As at September 30, 2022	36,467,299	—
As at January 1, 2021	28,556,422	64
Shares issued	5,250,000	—
Transfer to capital reserve upon change of par value	—	(64)
As at September 30, 2021	33,806,422	—
During the nine months ended September 30, 2022, the Group issued 720,558 shares as a partial payment in connection with acquisitions (refer to Note 4).
During the nine months ended September 30, 2022, the Group issued 1,907,377 shares in exchange for warrants exercised. The warrants were net exercised.
During the nine months ended September 30, 2022, the board of directors approved and the Group issued 32,942 restricted stock awards to non-executive directors (See Note 12). No restricted shares were issued during the three months ended September 30, 2022.

10. CAPITAL RESERVE

	Nine Months Ended September 30,
	2022	2021
Opening carrying amount	55,953	19,979
Share warrants exercised (Note 11)	139	—
Share capital issued (Note 9)	7,619	35,852
Transfer from share capital reserve upon change of par value	—	64
Closing carrying amount	63,711	55,895
11. SHARE OPTIONS AND WARRANTS RESERVE
Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD thousand
As at January 1, 2022	7,021,514	2,442
Share options expense	—	1,635
Share options granted (1)	845,544	765
Share warrants exercised	(2,109,744)	(139)
Share warrants repurchased	(200,000)	(1,012)
Share options forfeited	(19,330)	—
As at September 30, 2022	5,537,984	3,691
As at January 1, 2021	2,854,744	296
Share options and warrants expense	—	514
Share options granted (1)	4,066,770	237
Modification of share warrants	—	869
Share options forfeited	(20,000)	(8)
As at September 30, 2021	6,901,514	1,908
_______________
1.Being share option expenses which are attributable to the share options granted during the nine months ended September 30, 2022 and 2021, respectively.
During the nine months ended September 30, 2022, the Group repurchased 200,000 warrants at fair value for cash consideration of $800.

12. SHARE-BASED PAYMENTS
On October 22, 2020, in an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan. The Plan was amended and restated on July 6, 2021 and further amended and restated on May 18, 2022. The Company refers to the 2020 Stock Incentive Plan, as amended and restated, as the "Plan". Under the Plan, the Company may grant to employees, officers, directors, consultants and advisors (i) options (incentive stock options and non-statutory stock options) or share warrants to purchase the Company’s ordinary shares, (ii) restricted stock units, (iii) restricted shares, and (iv) other equity-based awards.
Under the terms of the Plan, awards may be made for up to 2,176,128 ordinary shares. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, the unused ordinary shares covered by such award shall again be available for the grant of awards under the Plan.

In July 2021, in connection with the Company's initial public offering (the "IPO"), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the "Founders' Awards"). Each Founders' Award is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years ("holding period") after the exercise date. As of September 30, 2022, the performance conditions were not met for any of the tranches.
The number of awards outstanding under the Plan and the Founders' Awards as at September 30, 2022, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2022	4,911,770	7.49
Granted	845,544	9.91
Forfeited	(19,330)	9.91
Repurchased	(200,000)	4.00
Awards outstanding as at September 30, 2022	5,537,984	8.19
Awards outstanding as at January 1, 2021	745,000	3.44
Granted	4,066,770	8.00
Forfeited	(20,000)	3.44
Awards outstanding as at September 30, 2021	4,791,770	7.31
As of September 2022 number of vested share options but not exercised amounted to 291,250 (2021: Nil).
Determination of Fair Value of Options and Warrants

During nine months ended September 30, 2022, the Company granted options to employees for 670,000 shares subject to continuous employment during the vesting period. The options were valued using Black-Scholes model with the main input data being volatility between 45% and 50%, risk free rates of 1.47% and 3.18%, and expected weighted average time to vest is 4.6 years. The exercise price and share price were between $7.53 and $11.68 per share.

During nine months ended September 30, 2022, the Company granted options to the board of directors of the Company for 175,546 shares subject to continuous employment during the vesting period. The options were valued using Black-Scholes model with the main input data being volatility of 50%, risk free rates between 1.62% and 2.74%, and expected weighted average time to vest is between 3.8 years and 4.3 years. The exercise price and share price were between $7.87 and $9.27 per share.

In June 2021, the liability-classified warrant issued in November 2020 was modified to permit net-share settlement in the event of the holder’s termination of employment. In accordance with its then terms, the Company has the right to elect a settlement on a either a net-share basis or net-cash basis. Accordingly, effective in June 2021, the warrant qualified for recognition as an equity instrument. The carrying value of the warrant liability of $869 was reclassified as equity at the modification date.

As of modification date, the fair value per share for this warrant of EUR 3.66 was determined using the Black-Scholes model with the main data inputs being volatility of 60%, an expected life of 3.4 years and an annual risk-free interest rate of 0.51%. The exercise price for this warrant was EUR 3.01 per share.

Weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of other options and warrants granted during the nine months ended September 30 are as follows:

	Nine Months Ended September 30,
	2022	2021
Exercise price, USD	9.91	8.01
Share price, USD	9.91	8.01
Risk fee interest rate	2.16%	1.24%
Expected volatility	49%	55%
Expected option term	4.48	6.62
Dividend yield	0%	0%

Restricted shares

During the nine months ended September 30, 2022, the board of directors approved and the Group issued 32,942 restricted share awards to non-executive directors. The shares were valued using Finnerty model with the main input data being underlying issued prices between $7.87 and $9.27 per share, and restricted period between one and three years.

The Group recorded share-based payment expense related to the restricted share awards of $62 for the nine months ended September 30, 2022, of which $40 was recorded for the three months ended September 30, 2022. At September 30, 2022, there was $152 of total unrecognized compensation cost related to restricted share awards. No restricted shares were issued during the three months ended September 30, 2022.
13. BORROWINGS

	As At September 30,	As At December 31,
	2022	2021
Non-current	—	—
Current	5,993	5,944
Total	5,993	5,944
For the three months ended September 30, 2022 and 2021, the Group paid interest of $239 and $243, respectively, on the term loan.
For the nine months ended September 30, 2022 and 2021, the Group paid interest of $359 and $364, respectively, on the term loan.
The loan is due for repayment in December 2022.
14. TRADE AND OTHER PAYABLES

	As At September 30,	As At December 31,
	2022	2021
Trade payables(i)	1,409	1,045
Accruals	3,620	1,968
Indirect taxes	236	256
Deferred income	1,871	—
Other payables	201	22
	7,337	3,291
_______________
(i)    Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

15. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same governmental authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.
Deferred tax assets and liabilities are presented on a gross basis in the interim consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at September 30, 2022, deferred tax is presented on a gross basis in the consolidated statement of financial position.
The following amounts determined after appropriate offsetting are shown in the interim condensed consolidated statement of financial position:

	As At September 30,	As At December 31,
	2022	2021
Deferred tax asset to be recovered after more than 12 months	5,562	7,028
Deferred tax liability to be paid after more than 12 months	(3,367)	—
The change in deferred tax account is as follows:

Nine Months Ended September 30, 2022
Deferred tax , net at the beginning of the period	7,028
Business combination (Note 4)	(4,008)
Credited to the consolidated statement of comprehensive income	60
Translation differences	(885)
Deferred tax, net at the end of the period	2,195
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	As At September 30,	As At December 31,
	2022	2021
Intangible assets - deferred tax assets	5,345	6,481
Trading losses and other allowances	217	547
Intangible assets - deferred tax liability	(3,367)	—
At September 30, 2022, the Group had unutilized trading losses and other allowances of $24,786 of which $20,446 were not recognized based on management’s performance projections for 2022 - 2026 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $217.
At September 30, 2022, the Group had unutilized capital allowances of $69,932 related to intangible assets, of which $27,280 were not recognized based on management’s performance projections for 2022 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,345.
At September 30, 2022, deferred tax liability amounted to $3,367 and related to intangible assets acquired as a part of RotoWire acquisition (Note 4).
At December 31, 2021, the Group had unutilized trading losses and other allowances of $31,508 of which $20,576 were not recognized based on management’s performance projections for 2022 – 2026 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $547.

At December 31, 2021, the Group had unutilized capital allowances of $93,409 related to intangible assets, a net increase of $28 million during the year as a result of a step up in the intangible assets' value after the public offering in July 2021. A balance of $41,554 was not recognized based on management’s performance projections for 2022 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $6,481.
16. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the three months ended September 30, 2022, our top ten customers accounted for 50% of our revenue and our largest customer accounted for 11% our revenue. For the three months ended September 30, 2021, our top ten customers accounted for 54% of our revenue and our largest customer accounted for 11% of our revenue.
For the nine months ended September 30, 2022, our top ten customers accounted for 51% of our revenue and our largest customer accounted for 9% our revenue. For the nine months ended September 30, 2021, our top ten customers accounted for 52% of our revenue and our largest customer accounted for 15% of our revenue.
The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
U.K. and Ireland	7,097	4,483	20,090	16,165
Other Europe	2,785	2,718	6,818	8,540
North America	9,060	2,270	25,920	5,330
Rest of the world	707	652	2,330	1,997
Total revenues	19,649	10,123	55,158	32,032
The Group presents disaggregated revenue by monetization type is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Performance marketing	15,401	9,092	44,094	28,922
Subscription	1,999	—	4,820	—
Advertising and other	2,249	1,031	6,244	3,110
Total revenues	19,649	10,123	55,158	32,032
The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Casino	13,363	7,965	35,815	27,166
Sports	6,142	2,076	18,966	4,419
Other	144	82	377	447
Total revenues	19,649	10,123	55,158	32,032

17. OPERATING EXPENSES
Sales and marketing expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
People costs	4,577	2,179	12,553	5,566
External marketing expenses	1,257	512	3,586	1,238
Amortization of intangible assets	1,523	452	4,834	1,378
Share-based payments	91	135	335	438
External content	730	256	2,271	626
Other	345	53	760	189
Total sales and marketing expenses	8,523	3,587	24,339	9,435
Technology expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
People costs	1,178	913	3,275	2,310
Depreciation of property and equipment	—	8	—	16
Amortization of intangible assets	114	27	291	68
Share-based payments	12	—	22	—
Software and subscriptions	195	54	439	133
Other	195	121	529	230
Total technology expenses	1,694	1,123	4,556	2,757
General and administrative expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
People costs	1,941	1,101	6,007	2,939
Share-based payments	688	267	2,043	1,028
Depreciation of property and equipment	60	34	147	108
Amortization of right-of-use assets	83	64	286	231
Short term leases	147	72	514	242
Legal and consultancy fees	1,039	815	3,160	1,701
Acquisition related costs	—	—	539	—
Accounting and legal fees related to offering	—	76	—	974
Employees’ bonuses related to offering	—	—	—	1,097
Insurance	133	164	484	184
Other	595	385	1,138	633
Total general and administrative expenses	4,686	2,978	14,318	9,137
Fair value movements on continent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. The Group expects to incur gains or losses related to the contingent consideration until December 2023 (See Note 4).

18. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Finance income	3,093	884	7,412	1,436
Finance expenses	(648)	(591)	(1,955)	(1,352)
Net finance income	2,445	293	5,457	84
Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to revaluation of intercompany balances.
Finance expense consists of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Interest expense on borrowings	89	118	359	360
Interest expense on lease liabilities	42	47	137	144
Translation losses of balances of monetary assets and liabilities denominated in other currencies	309	400	1,022	770
Unwinding of deferred consideration	88	—	248	—
Other finance costs	120	26	189	78
	648	591	1,955	1,352
The unwinding of deferred consideration is directly associated with the acquisition of RotoWire. The Group expects to incur financial expenses related to the deferred consideration until December 2023 (See Note 4).
19. BASIC AND DILUTED INCOME PER SHARE
Basic income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the quarter.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Weighted-average number of ordinary shares, basic	36,467,299	32,364,114	35,613,073	29,830,319
Net income per share attributable to shareholders, basic	0.06	0.14	0.19	0.39

Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Weighted-average number of ordinary shares, diluted	36,795,589	36,184,575	36,830,801	33,640,305
Net income per share attributable to shareholders, diluted	0.06	0.13	0.18	0.34
For disclosures regarding the number of outstanding shares, see Note 9.

20. INCOME TAX

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Current tax expense	383	91	900	1,200
Deferred tax benefit (Note 15)	(43)	(2,072)	(60)	(1,933)
	340	(1,981)	840	(733)
For the three and nine months ended September 30, 2022, the effective tax rate of the Group amounted to 13.1% and 11.0%, respectively (2021: (73.5)% and (6.8)%, respectively), as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Income before tax	2,601	2,694	7,639	10,853
Tax expense	16	135	382	543
Tax effects of:
Disallowed expenses	695	(95)	1,177	151
Movements in temporary differences	(371)	(855)	(723)	(934)
Income subject to other tax rates	—	(1,166)	—	(497)
Other	—	—	4	4
	340	(1,981)	840	(733)
21. RELATED PARTY TRANSACTIONS

Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.
Directors’ and key management emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Remuneration to key management and executive directors	1,040	648	3,443	2,663
Non-executive directors’ fees	235	91	498	371
	1,275	739	3,941	3,034
The emoluments paid to directors during the three months ended September 30, 2022 and 2021 amounted to $630 and $542, respectively.
The emoluments paid to directors during the nine months ended September 30, 2022 and 2021 amounted to $1,747 and $874, respectively.

The following transactions were carried out with these related parties:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Expenses
Remuneration paid as consultancy fees	390	337	1,395	1,302
Share-based payments	554	266	1,525	980
Salaries and wages	331	131	1,012	739
Other expenses	—	5	8	13
	1,275	739	3,941	3,034
At September 30, 2022 and December 31, 2021, the balance outstanding to related parties was $223 and $584, respectively.
At September 30, 2022 and December 31, 2021, the following options and warrants were held by related parties:

	As At September 30,	As At December 31,
	2022	2021
Key management and executive directors	4,662,930	6,216,514
22. EVENTS AFTER THE REPORTING PERIOD
Share repurchase program
In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. No shares have been repurchased since the commencement of this repurchase program.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.
Casinos.com
In November 2022, the Company acquired the Casinos.com domain name.
There were no other significant events after the reporting period through the date of the release of these interim condensed consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
•our ability to manage our continued expansion into the United States markets and other markets in which we currently operate, and expansion into new markets;
•our ability to compete in our industry;
•our expectations regarding our financial performance, including our revenue, costs, Adjusted EBITDA, and Adjusted EBITDA margin;
•our ability to mitigate and address unanticipated performance problems on our websites or platforms;
•our ability to attract, retain, and maintain good relations with our customers;
•our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
•our ability to obtain and maintain licenses or approvals with gambling authorities in the United States;
•our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;
•our ability to anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business;
•our ability to maintain, protect, and enhance our intellectual property;
•our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
•our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;
•our ability to manage the increased expenses associated and compliance demands with being a public company;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
•our ability to maintain our foreign private issuer status; and
•our ability to effectively manage our growth and maintain our corporate culture.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.
OVERVIEW
We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming, and online sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, RotoWire.com (acquired in January 2022), and BonusFinder.com (acquired in February 2022). We tailor each of our websites to different user interests and markets by producing original content relating to online gambling and fantasy sports, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business ("B2B"), digital marketing services to online gambling operators. We also monetize our websites through business-to-consumer ("B2C") fantasy sports data subscriptions and sell data syndication to B2B clients.
We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, and an affiliate marketing company (or simply an "affiliate"). In many ways, we are more akin to an online media company as out revenue is derived primarily from online marketing.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Since the acquisition of RotoSports, Inc. ("RotoWire") (see Note 4 to the interim condensed consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to services over a period of time.
Our principal executive offices are located at 222 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

RESULTS OF OPERATIONS
Three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021
The following discussion summarizes our results of operations for our one reportable segment for the three and nine months ended September 30, 2022 and 2021. Unless otherwise indicated, the amounts are presented in thousands of United States dollars (or "USD") and percentages are for the periods indicated.
This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.
The following table summarizes our results of operations for the three months ended September 30, 2022 and 2021 (in thousands of USD, except percentages):

	Three Months Ended September 30,		2022 to 2021 Change		Three Months Ended September 30, 2021 Constant Currency
	2022	2021	$	%	$	% change
Revenue	19,649	10,123	9,526	94%	8,637	127%
Cost of sales	(605)	—	(605)	n/m	—	n/m
Gross profit	19,044	10,123	8,921	88%	8,637	120%
Sales and marketing expenses	(8,523)	(3,587)	(4,936)	138%	(3,060)	179%
Technology expenses	(1,694)	(1,123)	(571)	51%	(958)	77%
General and administrative expenses	(4,686)	(2,978)	(1,708)	57%	(2,541)	84%
Movements in credit losses allowance and write-offs	(299)	(34)	(265)	779%	(29)	931%
Fair value movement on contingent consideration	(3,686)	—	(3,686)	(100)%	—	(100)%
Operating profit	156	2,401	(2,245)	(94)%	2,049	(92)%
Finance income	3,093	884	2,209	250%	754	310%
Finance expense	(648)	(591)	(57)	10%	(504)	29%
Income before tax	2,601	2,694	(93)	(3)%	2,299	13%
Income tax (charge) credit	(340)	1,981	(2,321)	(117)%	1,690	(120)%
Net income for the period attributable to the shareholders	2,261	4,675	(2,414)	(52)%	3,989	(43)%
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(5,961)	(1,785)	(4,176)	234%	(1,523)	291%
Total comprehensive (loss) income for the period attributable to the shareholders	(3,700)	2,890	(6,590)	(228)%	2,466	(250)%
n/m not meaningful

The following table summarizes our results of operations for the nine months ended September 30, 2022 and 2021 (in thousands of USD, except percentages):

	Nine Months Ended September 30,		2022 to 2021 Change		Nine Months Ended September 30, 2021 Constant Currency
	2022	2021	$	%	$	% change
Revenue	55,158	32,032	23,126	72%	28,361	94%
Cost of sales	(2,330)	—	(2,330)	(100)%	—	(100)%
Gross profit	52,828	32,032	20,796	65%	28,361	86%
Sales and marketing expenses	(24,339)	(9,435)	(14,904)	158%	(8,354)	191%
Technology expenses	(4,556)	(2,757)	(1,799)	65%	(2,441)	87%
General and administrative expenses	(14,318)	(9,137)	(5,181)	57%	(8,090)	77%
Movements in credit losses allowance and write-offs	(898)	66	(964)	n/m	58	(1648)%
Fair value movement on contingent consideration	(6,535)	—	(6,535)	(100)%	—	(100)%
Operating profit	2,182	10,769	(8,587)	(80)%	9,534	(77)%
Finance income	7,412	1,436	5,976	416%	1,271	483%
Finance expense	(1,955)	(1,352)	(603)	45%	(1,197)	63%
Income before tax	7,639	10,853	(3,214)	(30)%	9,608	(20)%
Income tax (charge) credit	(840)	733	(1,573)	(215)%	649	(229)%
Net income for the period attributable to the shareholders	6,799	11,586	(4,787)	(41)%	10,257	(34)%
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(13,888)	(2,987)	(10,901)	365%	(2,645)	425%
Total comprehensive (loss) income for the period attributable to the shareholders	(7,089)	8,599	(15,688)	(182)%	7,612	(193)%
n/m - not meaningful
Revenue
We generate most of our revenue by performance marketing whereby we refer online gamblers, including fantasy sports players, to online gambling operators. In addition, we earn revenue from paid subscriptions, content syndication and advertising. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consists of B2C data subscription services and B2B data syndication services. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.
Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after month end.
For Advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Total revenue increased by $9.5 million, or 94%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. On a constant currency basis, revenue increased $11.0 million, or 127%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.

Total revenue increased by $23.1 million, or 72%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. On a constant currency basis, revenue increased $26.8 million, or 94%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.

A significant proportion of our revenue was denominated in Euros (or “EUR”) or U.K. Pounds Sterling (or “GBP”). Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the periods indicated:
Our revenue disaggregated by market is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
U.K. and Ireland	7,097	4,483	36%	44%	20,090	16,165	36%	50%
Other Europe	2,785	2,718	14%	27%	6,818	8,540	12%	27%
North America	9,060	2,270	46%	22%	25,920	5,330	47%	17%
Rest of the world	707	652	4%	7%	2,330	1,997	5%	6%
Total revenues	19,649	10,123	100%	100%	55,158	32,032	100%	100%
Other Europe includes revenue from Germany, Italy, Sweden and other European markets. North America includes revenue from the United States and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021 total revenue grew 94% and 72%, respectively. The revenue growth is driven primarily by growth from North America through a combination of organic growth and acquisitions during the three and nine months ended September 30, 2022 of 299% and 386%, respectively, compared to the three and nine months ended September 30, 2021. We believe this growth stems from both increased addressable market, increased market share, and increased demand for our performance marketing services. Revenue from the U.K. and Ireland for the three and nine months ended September 30, 2022 grew by 58% and 24%, respectively, compared to the three and nine months ended September 30, 2021, despite the weakening of GBP and EUR against the USD. We believe this growth stems from increased market share. Revenue from Other Europe for the three and nine months ended September 30, 2022 increased by 2% and decreased by 20%, respectively, compared to the three and nine months ended September 30, 2021. This is driven by a weakening of the EUR against the USD and changed market conditions in Germany following the local regulation of the market in July 2021, partially offset by growth in other European markets.

Our revenue disaggregated by monetization is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
Performance marketing	15,401	9,092	78%	90%	44,094	28,922	80%	90%
Subscription	1,999	—	10%	—%	4,820	—	9%	—%
Advertising and other	2,249	1,031	12%	10%	6,244	3,110	11%	10%
Total revenues	19,649	10,123	100%	100%	55,158	32,032	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions consists of B2C data subscription and B2B data syndication revenue. Advertising revenue includes revenue from arrangements not based on referred players, and includes advertising and onboarding fees.
The revenue increase for the three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021 was driven primarily by increased performance marketing revenue from North America and the U.K. and Ireland.
Our revenue disaggregated by product type from which it is derived is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
Casino	13,363	7,965	68%	79%	35,815	27,166	65%	85%
Sports	6,142	2,076	31%	21%	18,966	4,419	34%	14%
Other	144	82	1%	—%	377	447	1%	1%
Total revenues	19,649	10,123	100%	100%	55,158	32,032	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.
The revenue increase for the three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021 was driven by increase in sports and casino revenue.
Costs of Sales
Costs of sales is comprised of license fees to media partners (which were established in 2022) and data and payments' solution expenses related to subscription revenue (which were established in 2022 with the acquisition of RotoWire). As a result, costs of sales were not incurred prior to 2022.
Operating Expenses
Total operating expenses increased by $11.2 million, or 145% and $29.4 million, or 138% in the three and nine months ended September 30, 2022, respectively, as compared to the three and nine months ended September 30, 2021. Total operating expenses in the three and nine months ended September 30, 2022 were affected by fair value movements on contingent consideration of $3.7 million and $6.5 million related to the acquisition of NDC Media Limited, operator of BonusFinder.com ("BonusFinder").

Adjusted for fair movements on contingent consideration, adjusted operating expenses increased by $7.5 million, or 97%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. On a constant currency basis, adjusted operating expenses increased by $8.6 million, or 131%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.

Adjusted operating expenses increased by $22.8 million, or 107%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. On a constant currency basis, operating expenses increased $25.3 million, or 134%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the period indicated:
Sales and Marketing Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, USD)		As a percentage of revenue		(in thousands, USD)		As a percentage of revenue
People costs	4,577	2,179	23%	22%	12,553	5,566	23%	17%
External marketing expenses	1,257	512	6%	5%	3,586	1,238	7%	4%
Amortization of intangible assets	1,523	452	8%	4%	4,834	1,378	9%	4%
Share-based payments	91	135	—%	1%	335	438	1%	1%
External content	730	256	4%	3%	2,271	626	4%	2%
Other	345	53	2%	1%	760	189	1%	1%
Total sales and marketing expenses	8,523	3,587	43%	35%	24,339	9,435	44%	29%
People costs include commercial, marketing and content functions. External marketing expenses include search and other marketing activities. Amortization of intangible assets relates to amortization of domains, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. External content includes external content services. Other expenses include other external service providers and software licenses.
Three months ended September 30, 2022
Sales and marketing expenses increased by $4.9 million, or 138%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. On a constant currency basis, sales and marketing expenses increased by $5.5 million, or 179%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.
People costs increased by $2.4 million, or 110%, as a result of new hires during the year and year-over-year salary increase. External marketing costs increased by $0.7 million, or 146%, as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing costs. Content expenses increased by $0.5 million, or 185%, as a result of increased number of products and markets. Other sales and marketing expenses increased by $0.3 million, or 551%. Amortization of intangible assets increased by $1.1 million, or 237%, as a result of additional charges on assets acquired as a part of business combinations.
Nine months ended September 30, 2022
Sales and marketing expenses increased by $14.9 million, or 158%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. On a constant currency basis, sales and marketing expenses increased by $16.0 million, or 191%, for the nine months ended September 30, 2022 as compared to the three months ended September 30, 2021.

People costs increased by $7.0 million, or 126%, as a result of new hires during the year and year-over-year salary increase. External marketing costs increased $2.3 million, or 190%, as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing costs. Content expenses increased by $1.6 million, or 263%, as a result of increased number of products and markets. Other sales and marketing expenses increased $0.6 million, or 302%. Amortization of intangible assets increased $3.5 million, or 251%, or as a result of additional charges on assets acquired as a part of business combinations.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, USD)		As a percentage of revenue		(in thousands, USD)		As a percentage of revenue
People costs	1,178	913	6%	9%	3,275	2,310	6%	7%
Depreciation of property and equipment	—	8	—%	—%	—	16	—%	—%
Amortization of intangible assets	114	27	1%	—%	291	68	1%	—%
Share-based payments	12	—	—%	—%	22	—	0%	—%
Software and subscriptions	195	54	1%	1%	439	133	1%	—%
Other	195	121	1%	1%	529	230	1%	1%
Total technology expenses	1,694	1,123	9%	11%	4,556	2,757	8%	8%
People costs include platform, web, and business intelligence technology functions. Depreciation expense pertains to computer and office equipment. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $0.6 million, or 51%, in the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. On a constant currency basis, technology expenses increased $0.7 million, or 77%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. Technology expenses increased by $1.8 million, or 65%, in the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. On a constant currency basis, technology expenses increased $2.1 million, or 87%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. Growth in technology expenses in the three and nine months ended September 30, 2022 as compared to the three and nine months ended September 30, 2021 was primarily due to higher people costs as a result of new hires during the year and year-over-year salary increase and software expenses.
A significant portion of our technology expenses were denominated in EUR.

General and Administrative Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, USD)		As a percentage of revenue		(in thousands, USD)		As a percentage of revenue
People costs	1,941	1,101	10%	11%	6,007	2,939	11%	9%
Share-based payments	688	267	4%	3%	2,043	1,028	4%	3%
Depreciation of property and equipment	60	34	—%	—%	147	108	—%	—%
Amortization of right-of-use assets	83	64	—%	1%	286	231	1%	1%
Short term leases	147	72	1%	1%	514	242	1%	1%
Legal and consultancy fees	1,039	815	5%	8%	3,160	1,701	6%	5%
Acquisition related costs	—	—	—%	—%	539	—	1%	—%
Accounting and legal fees related to offering	—	76	—%	1%	—	974	—%	4%
Employees’ bonuses related to offering	—	—	—%	—%	—	1,097	—%	3%
Insurance	133	164	1%	2%	484	184	1%	1%
Other	595	385	3%	4%	1,138	633	2%	2%
Total general and administrative expenses	4,686	2,978	24%	29%	14,318	9,137	26%	29%

People costs include directors and executive management, finance, legal and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased $1.7 million, or 57%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. On a constant currency basis, general and administrative expenses increased $2.1 million, or 84%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. General and administrative expenses increased $5.2 million, or 57%, in the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. On a constant currency basis, general and administrative expenses increased $6.2 million, or 77%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.
The increase in people costs in the three and nine months ended September 30, 2022 as compared to the three and nine months ended September 30, 2021 was a result of year-over-year salary and bonus increases and new hires. Legal and consultancy fees increased in the three and nine months ended September 30, 2022 as compared to the three and nine months ended September 30, 2021 as a result of increased auditing, accounting, legal and other consulting expenses due to our public company compliance obligations. Other expenses increased in the three and nine months ended September 30, 2022 as compared to the three and nine months ended September 30, 2021 primarily as a result increased travel and office expenses.
A significant proportion of our general and administrative expenses were denominated in EUR.

Fair value movements on continent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. The Group expects to incur gains or losses related to the contingent consideration until December 2023 (See Note 4).
Financial Items
Financial Expense
Finance expense consists of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands, USD)
Interest expense on borrowings	89	118	359	360
Interest expense on lease liabilities	42	47	137	144
Translation losses of balances of monetary assets and liabilities denominated in other currencies	309	400	1,022	770
Unwinding of deferred consideration	88	—	248	—
Other finance costs	120	26	189	78
	648	591	1,955	1,352

The unwinding of deferred consideration is directly associated with the acquisition of RotoWire. The Group expects to incur financial expenses related to the deferred consideration until December 2023 (See Note 4).
Financial income
Finance income is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency. We experienced an increase of $2.2 million in finance income to $3.1 million for the three months ended September 30, 2022 from $0.9 million in the three months ended September 30, 2021. We experienced an increase of $6.0 million in finance income to $7.4 million for the nine months ended September 30, 2022 from $1.4 million in the nine months ended September 30, 2021.
Taxation
We are subject to income taxes in Malta, Ireland and the United States. Tax charges amounted to an aggregate of $0.3 million and tax credit of $2.0 million of which $43 thousand and $2.1 million, each in the aggregate, related to movements in deferred taxes for the three months ended September 30, 2022 and 2021, respectively. Deferred taxes relate to the difference between the accounting and tax basis of acquired or transferred intangible assets and carried forward tax losses. As of September 30, 2022 and December 31, 2021, we had aggregate cumulative carried forward tax losses of $24.8 million and $31.5 million, respectively. As of September 30, 2022 and December 31, 2021, we had unutilized capital allowances of $69.9 million and $93.4 million, respectively, related to intangible assets.
NON-IFRS FINANCIAL MEASURES
Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Consolidated Statements of Comprehensive Income for the period specified:

	Three Months Ended September 30,		CHANGE 2022 vs 2021		Nine Months Ended September 30,		CHANGE 2022 vs 2021
	2022	2021	$	%	2022	2021	$	%
	(in thousands, USD)				(in thousands, USD)
Net income for the period attributable to the shareholders	2,261	4,675	(2,414)	(52)%	6,799	11,586	(4,787)	(41)%
Add Back:
Interest expenses on borrowings and lease liability	131	165	(34)	(21)%	496	504	(8)	(2)%
Income tax charge (credit)	340	(1,981)	2,321	(117)%	840	(733)	1,573	(215)%
Depreciation expense	60	42	18	43%	147	124	23	19%
Amortization expense	1,720	543	1,177	217%	5,411	1,677	3,734	223%
EBITDA	4,512	3,444	1,068	31%	13,693	13,158	535	4%
Share-based payments	791	402	389	97%	2,400	1,466	934	64%
Fair value movement on contingent consideration	3,686	—	3,686	n/m	6,535	—	6,535	n/m
Unwinding of deferred consideration	88	—	88	n/m	248	—	248	n/m
Foreign currency translation (gains) losses	(2,784)	(484)	(2,300)	475%	(6,390)	(666)	(5,724)	n/m
Other finance costs	120	26	94	362%	189	78	111	143%
Accounting and legal fees related to offering	—	392	(392)	n/m	—	898	(898)	n/m
Bonuses related to the offering	—	1,090	(1,090)	n/m	—	1,090	(1,090)	n/m
Acquisition related costs (1)	—	—	—	n/m	539	—	539	n/m
Adjusted EBITDA	6,413	4,870	1,543	32%	17,214	16,024	1,190	7%
_______________
1.The acquisition costs are related to the business combinations of the Group.
n/m = not meaningful
Below is the Adjusted EBITDA Margin calculation for the period specified:

	Three Months Ended September 30,		CHANGE		Nine Months Ended September 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands, USD)				(in thousands, USD)
Revenue	19,649	10,123	9,526	94%	55,158	32,032	23,126	72%
Adjusted EBITDA	6,413	4,870	1,543	32%	17,214	16,024	1,190	7%
Adjusted EBITDA Margin	33%	48%		(15)%	31%	50%		(19)%
See Results of Operations, above, for a discussion of the variances affecting the amounts in the table above.

Free Cash Flow
Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	Nine Months Ended September 30,		CHANGE
	2022	2021	$	%
	(in thousands USD, unaudited)
Cash flows generated by operating activities	12,567	12,859	(292)	(2)%
Capital Expenditures (1)	(3,484)	(2,586)	(898)	(35)%
Free Cash Flow	9,083	10,273	(1,190)	(12)%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets.
Adjusted Operating Expense and Adjusted Operating Profit
Adjusted Operating Expense is a non-IFRS financial measure defined as operating expense excluding the fair value gain or loss related to contingent consideration.
Below is a reconciliation to Adjusted Operating Expense from operating expense for the period as presented in the Interim Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands USD, unaudited)		(in thousands USD, unaudited)
Operating expenses (1)	18,888	7,722	50,646	21,263
Fair value movement on contingent consideration	(3,686)	—	(6,535)	—
Adjusted operating expenses	15,202	7,722	44,111	21,263
(1) Operating expenses are defined as sales and marketing expenses, technology expenses, general and administrative expenses, movements in credit losses allowances and write-offs, and fair value movements on contingent considerations.
Adjusted Operating Profit is a non-IFRS financial measure defined as operating profit excluding the fair value gain or loss related to contingent consideration.
Below is a reconciliation to Adjusted Operating Profit from revenue for the period as presented in the Interim

Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands USD, unaudited)		(in thousands USD, unaudited)
Revenue	19,649	10,123	55,158	32,032
Cost of sales	(605)	—	(2,330)	—
Less Adjusted operating expenses	(15,202)	(7,722)	(44,111)	(21,263)
Adjusted operating profit	3,842	2,401	8,717	10,769
We believe Adjusted Operating Expense and Adjusted operating profit are useful to our management as measures of comparative operating performance from period to period as the measure removes the effect of the fair value gain or loss related to the contingent consideration which is not directly associated with our core operations. We expect to incur gains or losses related to the contingent consideration until December 2023. See Note 4 of the Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2022 for a complete discussion of the contingent consideration.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration and unwinding of deferred consideration. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative operating performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration and unwinding of deferred consideration, both associated with our acquisitions, which are not directly associated with our core operations. We expect to incur gains or losses related to the contingent consideration until December 2023 and expenses related to the unwinding of deferred consideration until December 2023. See Note 4 of the Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2022 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Interim Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands USD, except for share and per share data, unaudited)		(in thousands USD, except for share and per share data, unaudited)
Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Fair value movement on contingent consideration (1)	3,686	—	6,535	—
Unwinding of deferred consideration (1)	88	—	248	—
Adjusted net income for the period attributable to shareholders	6,035	4,675	13,582	11,586
Weighted-average number of ordinary shares, basic	36,467,299	32,364,114	35,613,073	29,830,319
Net income per share attributable to shareholders, basic	0.06	0.14	0.19	0.39
Effect of adjustments for fair value movements on contingent consideration, basic	0.10	0.00	0.18	0.00
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	0.01	0.00
Adjusted net income per share attributable to shareholders, basic	0.17	0.14	0.38	0.39
Weighted-average number of ordinary shares, diluted	36,795,589	36,184,575	36,830,801	33,640,305
Net income per share attributable to shareholders, diluted	0.06	0.13	0.18	0.34
Adjusted net income per share attributable to shareholders, diluted	0.16	0.13	0.37	0.34
_________
1.There is no tax impact from fair value movement on contingent consideration and unwinding of deferred consideration.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from our IPO, operations, equity investments by third parties and borrowings. As of September 30, 2022 and December 31, 2021, our cash deposited in banks was $35.1 million and $51.0 million, respectively, primarily in accounts with banks in the United States and Ireland, which have credit ratings (long term, as assessed by Moody’s) of Aa2 and A1, respectively. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and continued development of our platform.
We estimate based on cash on hand, cash generated from operations and proceeds from additional financings, that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.
Working Capital

Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred revenue, deferred and contingent consideration and short-term borrowings. Our working capital decreased to $11.6 million as of September 30, 2022 compared to $46.7 million as of

December 31, 2021. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. The deferred and contingent consideration is due to short-term consideration payable to the selling shareholders of RotoWire and BonusFinder, respectively. Up to 50% of the contingent and deferred considerations can be paid in shares at the discretion of the Company (See Note 4). Our short-term borrowing relates to our term loan that matures in December 2022. We believe that our current working capital is sufficient to support our operations for the next twelve months.
Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Nine Months Ended September 30,
	2022	2021
	(in thousands USD, unaudited)
Cash flows generated by operating activities	12,567	12,859
Cash flows used in investing activities	(26,895)	(2,586)
Cash flows (used in) generated by financing activities	(741)	35,186
Net movement in cash and cash equivalents	(15,068)	45,459
Cash Flows Generated by Operating Activities
Cash flow from operating activities during the nine months ended September 30, 2022 and 2021 was primarily attributable to cash flow from operations amounting to $17.6 million and $14.1 million and $5.0 million and $1.2 million from changes in working capital, respectively.
Cash flows generated by operating activities decreased by $0.3 million or 2%, to a $12.6 million net inflow during the nine months ended September 30, 2022 from a $12.9 million net inflow for the nine months ended September 30, 2021. The fluctuations in net cash provided by operating activities is the result of a decrease in income before tax of $3.2 million which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) net finance costs decreased by $5.4 million due to foreign transaction gains, (ii) share option charges increased by $0.9 million, (iii) charges in credit loss allowance provision increased $0.9 million, (iv) amortization charges increase $3.8 million, and (v) working capital changes decreased by $3.8 million reflecting increased trade and other receivables balances, decreased trade and other payable balances and increase in income tax payments for 2022 compared to 2021. The increase in trade and other receivables is the result of increased receivable from operators as of September 30, 2022 compared to September 30, 2021 driven by strong growth in revenue. Additionally, during the nine months ended September 30, 2022, the Group repurchased warrant at fair value of $0.8 million and incurred a non-cash charge of $6.5 million related to fair value movement in contingent consideration.
Cash Flows Used in Investing Activities
Cash flows used in investing activities increased $24.3 million to a $26.9 million net outflow during the nine months ended September 30, 2022 from a $2.6 million net outflow during the nine months ended September 30, 2021. The increase is the result of the initial payments made for the acquisition of RotoWire and BonusFinder of $23.4 million (netted of cash acquired), the purchase of domains of $0.4 million, capitalized software development costs of $0.2 million and increases in the purchase of computers, software and office equipment of $0.1 million.
Cash Flows (Used in) Generated by Financing Activities
Cash flows used in financing activities of $0.7 million for the nine months ended September 30, 2022 was the result of scheduled interest payments of $0.4 million and rent payments for long term leases of $0.4 million. Long term lease payments are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.2 million and interest paid of $0.1 million.

Cash flows generated from financing activities of $35.2 million for the nine months ended September 30, 2021 was the result of the initial public offering of ordinary shares, net of equity issue costs, of $35.9 million and scheduled interest payments of $0.4 million. Rent payments for long term leases of $0.3 million are presented as part of financing cash flows and comprised of principal paid of $0.2 million and interest paid of $0.1 million.
Share Repurchase Program
In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. No shares have been repurchased since the commencement of this repurchase program.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.
Critical Accounting Policies and Estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.
We believe that the assumptions and estimates associated with revenue, share-based compensation, warrants, business combinations, the incremental borrowing rate associated with leases, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F other than business combinations, subscription revenue and cost of revenues as described in Note 3.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective for the nine months ended September 30, 2022 that have a material impact to the interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close co-operation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.
Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our interim consolidated financial statements.

Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.
The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure at September 30, 2022 and December 31, 2021 are shown in Note 3 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see significant macro-economic uncertainty as a result of issues related to COVID-19, the war in Ukraine and increased inflation and interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the 2021 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the nine months ended September 30, 2022, and the year ended December 31, 2021, respectively. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This analysis assumes that each currency moves in isolation.

INCREASE/(DECREASE) IN NET INCOME BEFORE TAX (IN THOUSANDS):	USD	GBP
September 30, 2022	1,076	399
December 31, 2021	2,742	1,194
Interest Rate Risk
We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). Our board of directors currently believe that interest rate risk is at an acceptable level.
The term loan has a fixed interest rate of 8.0%.
Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.
Contractual Risk
We contract with various parties in the ordinary course of business. These contracts may include performance obligations, indemnities and contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.

Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.
Our objective when managing capital is to maintain adequate financial flexibility to preserve our ability to meet financial obligations, both current and long term. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances.
Financing decisions are made by our board of directors based on forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer
Date: November 17, 2022